Exhibit 99.2
Audited Financial Statements
SunBelt Chlor Alkali Partnership
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

SunBelt Chlor Alkali Partnership
Audited Financial Statements
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Partners
SunBelt Chlor Alkali Partnership
We have audited the accompanying balance sheets of SunBelt Chlor Alkali Partnership as of December 31, 2009 and 2008, and the related statements of income, partners’ capital (deficit) and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunBelt Chlor Alkali Partnership at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 18, 2010

SunBelt Chlor Alkali Partnership
Balance Sheets

	December 31
	2009	2008

Assets
Current assets:
Cash	$1,772	$13,230
Receivable from OxyVinyls, LP	5,867,957	2,142,230
Receivables from partners	6,852,165	17,351,616
Inventories	2,195,227	1,804,600
Prepaid expenses and other current assets	1,214,626	1,130,608

Total current assets	16,131,747	22,442,284

Property, plant and equipment, net	93,476,246	106,956,187
Deferred financing costs, net	641,183	721,330

Total assets	$110,249,176	$130,119,801

Liabilities and partners’ capital
Current liabilities:
Amounts payable to partners	$9,226,131	$7,466,830
Current portion of long-term debt	12,187,500	12,187,500

Total current liabilities	21,413,631	19,654,330

Long-term debt	85,312,500	97,500,000

Partners’ capital	3,523,045	12,965,471

Total liabilities and partners’ capital	$110,249,176	$130,119,801

See accompanying notes.

SunBelt Chlor Alkali Partnership
Income Statements

	Year Ended December 31
	2009	2008	2007

Revenues	$167,442,320	$173,019,093	$180,555,764

Operating costs and expenses:
Cost of sales	71,292,948	70,475,462	62,255,321
Depreciation and amortization	16,266,895	15,163,235	14,866,744
Loss on disposal of assets	397,166	2,125,117	118,249
Administrative and general expenses	11,906,084	11,663,995	12,042,123

	99,863,093	99,427,809	89,282,437

Operating income	67,579,227	73,591,284	91,273,327

Other income	—	372,631	—
Interest expense	(7,930,406)	(8,811,563)	(9,692,719)
Interest income	44,335	374,620	802,271

Income before taxes	59,693,156	65,526,972	82,382,879
State income tax expense	(315,000)	(435,000)	(376,271)

Net income	$59,378,156	$65,091,972	$82,006,608

See accompanying notes.

SunBelt Chlor Alkali Partnership
Statements of Partners’ Capital (Deficit)

	Partners
	Olin	1997
	SunBelt Inc.	Venture, Inc.	Total

Balance at December 31, 2006	$(2,612,969)	$(2,612,969)	$(5,225,938)
Cash distributions to partners	(35,048,793)	(35,048,793)	(70,097,585)
Net income	41,003,304	41,003,304	82,006,608

Balance at December 31, 2007	3,341,542	3,341,542	6,683,085
Cash distributions to partners	(29,404,793)	(29,404,793)	(58,809,586)
Net income	32,545,986	32,545,986	65,091,972

Balance at December 31, 2008	6,482,735	6,482,735	12,965,471
Cash distributions to partners	(34,410,291)	(34,410,291)	(68,820,582)
Net income	29,689,078	29,689,078	59,378,156

Balance at December 31, 2009	$1,761,522	$1,761,522	$3,523,045

See accompanying notes.

SunBelt Chlor Alkali Partnership
Statements of Cash Flows

	Year Ended December 31
	2009	2008	2007

Operating activities
Net income	$59,378,156	$65,091,972	$82,006,608
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,266,895	15,163,235	14,866,744
Loss on disposal of assets	397,166	2,125,117	118,249
Changes in assets and liabilities:
Receivables from OxyVinyls	(3,725,727)	3,884,544	1,705,864
Receivables from partners	10,499,451	1,455,519	(4,503,853)
Inventories	(390,627)	9,047	(206,513)
Amounts payable to partners	1,759,301	(1,370,177)	(1,096,006)
Prepaid expenses and other assets	(84,018)	2,694	327,468

Net cash provided by operating activities	84,100,597	86,361,951	93,218,561

Investing activities
Purchases of property, plant and equipment	(3,105,973)	(15,352,635)	(10,933,476)
Proceeds on sale of property, plant and equipment	2,000	—	—

Net cash used by investing activities	(3,103,973)	(15,352,635)	(10,933,476)

Financing activities
Cash distributions to partners	(68,820,582)	(58,809,586)	(70,097,585)
Principal payments on long-term debt	(12,187,500)	(12,187,500)	(12,187,500)

Net cash used by financing activities	(81,008,082)	(70,997,086)	(82,285,085)

Net increase (decrease) in cash	(11,458)	12,230	—
Cash at beginning of year	13,230	1,000	1,000

Cash and cash equivalents at end of year	$1,772	$13,230	$1,000

See accompanying notes.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements
December 31, 2009 and 2008
1. Organization
SunBelt Chlor Alkali Partnership (the Partnership) was formed on August 23, 1996 under a Partnership Agreement between 1997 Chlor Alkali Venture, Inc. and Olin SunBelt Inc. (the Partners). 1997 Chlor Alkali Venture, Inc. is a wholly owned subsidiary of PolyOne Corporation (formerly The Geon Company), and Olin SunBelt Inc. is a wholly owned subsidiary of Olin Corporation. Each of the Partners has a 50% interest in the Partnership. The Partnership Agreement provides that the capital investment of the Partners will be maintained and the Partnership’s income or loss will be allocated to the Partners based on their ownership interest percentages.
The Partnership was formed for the purpose of construction and operation of a Chlor-Alkali facility. The facility, which is located in McIntosh, Alabama, produces chlorine, caustic soda and hydrogen.
2. Significant Accounting Policies
Cash and Cash Equivalent
The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents held by the Partnership as of December 31, 2009 and 2008.
Inventories
Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Property, Plant and Equipment and Depreciation
Property, plant and equipment are carried at cost. Major renewals and betterments are capitalized. Maintenance and repair expenditures which do not improve or extend the life of the respective assets are expensed as incurred. Depreciation for all plant and equipment is computed using the straight-line method over their estimated useful lives. The ranges of estimated useful lives are as follows:

Land improvements	20 years
Buildings	20 years
Machinery and equipment	5—20 years
Long-lived assets are assessed for impairment when operating profits for the related business or a significant change in the use of an asset indicate that their carrying value may not be recoverable.
Deferred Financing Costs
Costs incurred by the Partnership in obtaining its long-term debt are deferred and amortized over the term of the debt using the effective interest method.
Financial Instruments
The carrying values of cash, accounts receivable and accounts payable approximate fair values due to the short-term maturities of these instruments. The fair value of our long-term debt was estimated based on current market rates for debt of similar risk and maturities. At December 31, 2009 and 2008, the estimated fair value of debt was $97,300,000 and $84,500,000, which compares to debt recorded on the balance sheet of $97,500,000 and $109,687,500 at December 31, 2009 and 2008, respectively.
Revenue Recognition
The Partnership recognizes revenues upon passage of title which is based on shipping terms.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Shipping and Handling Costs
Shipping and handling costs are included in costs of sales.
Income Taxes
No provision is made for income taxes other than the Texas state gross margin tax as the Partnership’s results of operations are includable in the tax returns of the Partners. The Partnership paid taxes of $317,192 in 2009, $435,000 in 2008 and $0 in 2007.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
Since the Partnership’s major products are commodities, significant changes in the prices of chemical products could have a significant impact on the results of operations for any particular period. The Partnership had one major chlorine customer, OxyVinyls LP, during the periods presented, which accounted for 38%, 31% and 38% of total sales for the years ended December 31, 2009, 2008 and 2007, respectively.
Subsequent Events
Events subsequent to December 31, 2009 have been evaluated through February 18, 2010, the date of issuance of these financial statements. There were no subsequent events requiring recognition in these financial statements for the year ended December 31, 2009.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
3. Inventories
Inventories are comprised as follows:

	December 31
	2009	2008

Finished goods	$1,230,161	$803,826
Production parts	965,066	1,000,774

	$2,195,227	$1,804,600

4. Property, Plant and Equipment, net
Property, plant, and equipment, net are comprised as follows:

	December 31
	2009	2008

Land and land improvements	$4,862,826	$4,862,826
Building	4,084,254	4,084,254
Machinery and equipment	239,096,069	236,246,567
Construction in process	843,473	1,807,849

	248,886,622	247,001,496
Less allowance for depreciation	155,410,376	140,045,309

	$93,476,246	$106,956,187

5. Transactions With Affiliates
The Partnership has various management service agreements, dated August 23, 1996, with the Olin Corporation. These agreements, which include compensation for managing the facility, an asset utilization fee, a fleet fee and a distribution fee, have terms from five to ten years with five year price adjustment renewals. Charges for these services were $8,412,847, $8,150,580 and $8,309,350 for 2009, 2008 and 2007, respectively, and are included in administrative and general expenses in the accompanying income statements.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
The Partnership’s cash policy prohibits distributions to the Partners until the cash balance is sufficient to cover both the debt principal payments and interest expense for the year. The Partnership made distributions to the Partners totaling $68,820,581, $58,809,586 and $70,097,585 in 2009, 2008 and 2007, respectively.
In accordance with the Partnership Operating Agreement, the majority of chlorine produced by the Partnership is sold to OxyVinyls LP which was 24% owned by PolyOne Corporation until July 6, 2007. The remaining chlorine and all of the caustic soda produced by the Partnership is marketed and distributed by the Olin Corporation.
6. Long-Term Debt
On December 23, 1997, the Partnership borrowed $195,000,000 in a private placement of debt. The debt is secured by the property, plant, equipment and inventory of the Partnership. The term of the loan is 20 years at an interest rate of 7.23%. The first principal payment of $12,187,500 was paid on December 22, 2002, with equal annual payments due through December 22, 2017. Interest is payable semi-annually in arrears on June 22 and December 22. Interest payments totaled $7,930,406, $8,811,563 and $9,692,719 in 2009, 2008 and 2007, respectively. The debt is guaranteed by the Partners.
7. Leases
The Partnership has operating leases for certain property, machinery and equipment. At December 31, 2009, future minimum lease payments under noncancelable operating leases are as follows:

2010	$2,107,826
2011	2,107,826
2012	2,107,826
2013	2,107,826
2014	1,840,451
Thereafter	1,724,942

Total minimum future lease payments	$11,996,697

Rent expense was $1,879,007, $1,743,882 and $2,047,601 for the years ended December 31, 2009, 2008 and 2007, respectively.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
8. Commitments and Contingencies
The Partnership is subject to legal proceedings and claims that arise in the ordinary course of its business. Management evaluates each claim and provides for any potential loss when the loss is probable and reasonably estimable. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the financial condition, results of operations or cash flows of the Partnership.